Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO LIMITED
Moderator:  Scott Hand
February 21, 2006
7:30 am CT
Operator:	Ladies and gentlemen, thank you for standing by. Welcome to Inco’s Update Offer to acquire Falconbridge conference call.

During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. If you have a question, please press the 1, followed by the 4 on your telephone. If at any time during the conference you need to reach an operator, please press star, 0. As a reminder, this conference is being recorded today, Tuesday, February 21, 2006.

I would now like to turn the conference over to Mr. Scott Hand, Chairman and CEO of Inco Limited. Please go ahead, sir.

Scott Hand:	Well, thanks for joining our conference call. We’re here to update you on the regulatory clearance process for pending acquisition of Falconbridge, and with me is Derek Pannell, the President and CEO of Falconbridge, to assist me in answering any questions after my update. We also have other members of the Inco and Falconbridge Management Team here as well.

Given the recent changes in security legislation in Canada, there are a few points that I should make before proceeding. Some of the statements we will make today contain forward-looking information. Events could occur that are materially different from any forward-looking statements that we make. Certain material assumptions as outlined in our February 14 press release and the press release of today were made in developing these forward-looking statements.

Our press release of today includes additional information on the risks relating to the forward-looking information that we are presenting and the Safe Harbor text appears in our February 14 press release and our release of today and we are including news media and members of the public on this Webcast on a live listen-only basis.

As you will have seen from the press release that we issued earlier this morning, we are extending our offer to purchase Falconbridge to June 30 to provide for the additional times that the competition authorities in the United States and Europe needs to complete their review processes.

As we’ve indicated previously, we have received clearance from the Canadian competition here in late January of this year. We continue to work cooperatively and closely with the U.S. Department of Justice and the European Commission. These agencies are still in the process of determining if there are any competition concerns associated with the acquisition, and if so, whether a remedy would be required to gain clearance.

We’ve met with each of these agencies a number of times and we have provided them with a lot of information. I would describe the processes with the agencies as being very open and constructive. We understand and very much appreciate the time and effort that they have dedicated to this.

The DOJ recently advised us that they are still in the process of determining whether the transaction can be cleared without a remedy. We expect that they will complete their review and provide us with a conclusion within the next two months.

The European Commission follows a somewhat different process than the Department of Justice and their review involves two separate phases. In the first phase, the one we have been in now, they collect information and begin to analyze the markets and other key factors. And if by the end of the first phase they have not had sufficient time to complete their work on determining whether there are any competitive concerns, they then move to a second phase. And the second phase gives them the additional time they need to evaluate the transaction.

It’s not unusual for a transaction of the magnitude of ours to move to a second phase. In the event that the European Commission were to move to a second phase when our first phase ends on February 24, in order to continue their evaluation, that second phase would take up to 90 business days to conclude. There are precedents for this process taking less than 90 business days and we’re optimistic that this would be the case for our transaction.

We believe and we have indicated to both agencies that the combination of our two companies does not give rise to any competition issues since market forces would prevent this from happening. As such, we believe that the transaction should be able to proceed without a remedy so the substantial efficiencies offered by this combination can be realized. However, if one is required, we maintain that an appropriate remedy can be worked out with the authorities.

The one aspect of our businesses that has been the subject of some recent speculative press coverage is nickel going into superalloys for critical rotating parts such as turbine blades for jet engines. Let me reiterate our prospective on this.

This use of nickel is one where Inco and Falconbridge have been large suppliers given how each has sought to service these users. I can only speak for Inco but I believe that we have serviced them very well and we would intend to do so in the future and I think Derek would share that view. But there is competition, plenty of it.

The amount of nickel used in superalloys for critical rotating parts is very small, less than 1% of the total demand for primary nickel. There are a number of companies in the world that produce nickel for these uses. There are other companies who could qualify to provide their nickel for these alloys if they wanted to. And we estimate that the amount of nickel that is suitable for these applications is many times what is actually needed to meet the demand.

We understand there’s another application that might be viewed as one of potential concern, best nickel for plating. There is also a lot of competition here in supplying (quick fuse) in all parts of the world. And as in the case of super nickel for superalloys, there’s lots more nickel available for this use than is required and we believe that market dynamics would also address any supply issue.

We continue to believe that this transaction will benefit our customers by allowing us to increase the supply of nickel in a market where we see demand continuing to outpace supply. We expect this combination will let us increase our production in two ways, first, through the significant efficiencies that we will realize at our operations, and second, to our enhanced ability to finance new projects and Brownfield expansion.

Now let me stress that to date, nothing has been raised in these regulatory review processes that gives us cause for concern. The processes take time, particularly given the size of the transaction. There’s a huge amount of information to be compiled and reviewed by these agencies.

To give you an example, we’ve delivered over nine million pages of documents to the Department of Justice. The regulatory authorities need to get up-to-speed on our industry, relevant metals market, our products, their applications, our customers, and a host of other detailed facts, and that takes time.

The Management and the Board of both Inco and Falconbridge continue to believe that the combination represents a great opportunity for the shareholders of both companies. We are fully committed to succeed and bring home the great benefits that this combination offers.

It’s not often that you can create a much larger, more diversified company that will be a market leader and also generate real value along the way and that is exactly what will happen with the new Inco. It may take a little bit longer to get the deal done but we’re convinced that this deal is well worth the wait.

And with that, Derek and I would be happy to answer questions that I’m sure you’ll ask. Thanks.

Operator:	Thank you. Ladies and gentlemen, if you’d like to register a question, please press the 1, followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the 1, followed by the 3. If you are using a speakerphone, please lift your handset before entering your request. One moment please for the first question.

Our first question comes from the line of (Onno Rutten) from (Scotia Capital). Please proceed.

(Onno Rutten):	Yeah. Good morning, Scott. A few questions; first of all, you referred to superalloys and plating nickel; could you confirm to us that these are the two markets that the regulatory authorities are specifically looking at or are there other markets or sub-markets in nickel that are under the investigation?

Scott Hand:	Those are the main ones, (Ono), but they also have been reviewing cobalt as well because, you know, cobalt is open to superalloys but once again, the competitive situation there, there’s plenty of cobalt available.

(Onno Rutten):	Okay, thank you. And secondly, you refer in your press release today to the potential remedy that you suggested to the DOJ in October of 2005. Could you elaborate on that potential remedy and elaborate on the reasons why that hasn’t been accepted yet as a more clear cut, more well-defined solution by the DOJ?

Scott Hand:	Yeah. Well, I’m going to refer when I talk to these both the DOJ and the European Commission, they’re really not too much different, but I think the remedy we’ve been talking about, if required, Nikkelverk hasn’t changed. But we’re not to that point yet. We’re focusing on, as I indicated in my remarks, whether any remedy is required because we believe that, as I’ve indicated, that the marketplace will address any competitive concerns. So we don’t need a remedy.

(Onno Rutten):	But the remedy is more clear-cut and could maybe avoid all these investigations altogether, the way I understand it.

Scott Hand:	Not necessarily. I cannot speak and I won’t speak for the two agencies but they have a responsibility to address both questions and I think that that is what they’re doing and they’re doing a proper job in doing that. And — so I don’t think you should assume that one jumps to the remedy without having to address the first question and that is, is any remedy required?

(Onno Rutten):	Okay, very well. Thank you.

Scott Hand:	Thanks, (Ono).

Operator:	Our next question comes from the line of (Larry Smith) from (Blackmar Capital). Please proceed.

(Larry Smith):	Hi, good morning. This is falling on (Ono’s) line of questioning. I mean is the remedy — and I’m going to ask you to speculate which you probably won’t do — if you were willing to concede the divestiture of Nikkelverk, does that mean that we’d have the approval now for the transaction or would we be going to the second stage of the (U) and the extended process of the DOJ regardless?

Scott Hand:	(Larry), I think that once again, I can’t speculate on what - you know, what the two agencies have done or want to do but as I did say, this industry and these markets and the competitive situation in them is new to them so it does take time for them to get up-to-speed.

My guess is that even though we have supplied a lot of information to both, they still have to do the proper reviews that they have to do to get to where they have to go. And so, you know, would we have liked to have gotten it sooner? Yes.

But I don’t think that the remedy necessarily would have expedited the process that much as we’ve seen because they have to answer that first question themselves and that is, is any remedy required? And that requires an understanding of the market and the process of which they have to follow, you know, talking to us, talking to competitors, customers, and lots of other people they talk to as they do their review.

(Larry Smith):	Yeah, I guess and a lot of us with long memories remember what happened with Alcan and their first — come to buy (Passion) with (unintelligible). (Is this some pause?). Thanks.

Scott Hand:	Yeah. And I would say to that, (Larry), I — you know, I’ve looked at that and I’ve asked myself the question, does that apply here? I don’t think that it does because we haven’t seen anything that would give us any concern at this point.

(Larry Smith):	Great.

Scott Hand:	And at the end of the day, we’d like to have this transaction passed with the two companies together as one and not have any remedy. So I think it’s worth the wait but I also believe that they have to properly go through their processes anyway.

(Larry Smith):	Okay. Thanks, Scott.

Scott Hand:	All right.

Operator:	Our next question comes from the line of (Alex Latzer) from Merrill Lynch. Please proceed.

(Alex Latzer):	Thanks. Good morning. A question again on the aerospace, the superalloy market; why do you think the market has developed in a way that there are two major suppliers if indeed Falconbridge and Inco do currently supply about 85% to 90% of that market? And...

Scott Hand:	I think it’s probably — (Alex), I think it’s probably traditional more than anything else. We’ve been here; we’ve been across the border so to speak. But I would say to you that there are lots of other people that can supply it, and indeed, some do today and — or they can qualify to do so.

And as I’ve said, I think when we did our investor presentation a week or so ago, I used to walk around the plants of the old Inco alloys that we used to own and I used to see a lot of nickel rolling around there. So I think it’s probably more traditional than anything else.

(Alex Latzer):	I see.

Scott Hand:	But I have to stress that lots of — that there are a number of people who do supply but also, there are lots who could qualify to supply. And that’s the area that I think that the Justice Department and the EC have to understand.

(Alex Latzer):	Right. So presumably, the customers wouldn’t be satisfied with one major supplier, they would look to reach out to another. Would that be from the U.S. or it wouldn’t matter or Europe? Do you have any sense of where the most likely source of the incremental supply to the market would most efficiently be served?

Scott Hand:	I can’t really speculate, (Alex). I would say that nickel is a worldwide market. And people all over the world, in various places in the world, can produce the high purity nickel. They can be — it can be in Asia, Europe, and North America. So it — when you get down to nickel of this purity and the size that it is, it can be shipped all over the world.

(Alex Latzer):	And Inco is currently supplying it through the (Clinic) or is it — where is Inco currently supplying that particular grade?

Scott Hand:	I will have Peter Goudie comment on that one. Peter?

Peter Goudie:	The supply from Inco for this market for the U.S. market is from our refinery in Sudbury in Canada and for the European market it comes from (Clinic).

(Alex Latzer):	Okay. Thanks, Peter. Thanks, Scott. Good luck.

Scott Hand:	Thanks, (Alex).

Operator:	Ladies and gentlemen, as a reminder, to register for a question, please press the 1, followed by the 4 on your telephone.

Our next question comes from the line of (Terry Ortslan) from TSO and Associates. Please proceed.

(Terry Ortslan):	Scott, Derek, does the nine million pages offering include plans for future projects at all or is it more like information documentation in the market so far?

Stuart Feiner:	(Terry), it’s Stuart Feiner; there’s a whole range of questions that the Department of Justice in their second request to both Falconbridge and Inco and it’s responding to a whole range of questions which includes not only past information but prospective information.

(Terry Ortslan):	Okay, such as projects and (land and all this)...?

Stuart Feiner:	Yes.

Scott Hand:	Yeah, but that’s pretty normal, (Terry). I think what they do is they — I don’t want to speak for them because they do their job the way they feel they have to do it which is the right way — but they pretty much cover the (waterfront) because they want as much information as they can get.

(Terry Ortslan):	I think (Larry) generally asked about the Alcan (unintelligible). Is there any other precedent that you think they’re following and are going to be falling into?

Scott Hand:	You’re talking about the EC now.

(Terry Ortslan):	Yes.

Scott Hand:	They’re following a very detailed and proper process, as we understand it. Faced with a lot of that information in Phase 1, our view is they will want to go into Phase 2 to be able to complete that review of the market before they reach the conclusions that they need to reach. We believe that it’s a very proper process and one that, in my view, will come to the right results. No remedies required.

(Terry Ortslan):	But in our case studies, that (unintelligible) accept the (unintelligible) case?

Stuart Feiner:	Well, there are — you know, there have been a number of precedents, (Terry), in terms of the European Commission and its review and analysis of a wide range of transactions.

And you have to keep in mind that the process in the European Commission has evolved, particularly, there’s a process that now has been in effect since 2004. And, obviously, there are a limited number of directly relevant transactions, obviously, transactions in the mining industry that they have evaluated and their whole range of other transactions that they have looked at and we have looked at in terms of their process and how they go through the review and analysis required.

(Terry Ortslan):	As a practical person, I mean you know the industry much better than the Commission in a sense that you know what the competitors may do, you know, in Europe or also in Asia. How well can they know the answer for a question?

Scott Hand:	Well, as I’ve said, I think that the way they reach their conclusions is casting their net wide beyond us to customers, competitors, experts, etc., to be able to come up with a view, that’s how they do it. They do it the way same the Department of Justice does.

(Terry Ortslan):	Okay. Got you. Good luck, guys. Thank you.

Scott Hand:	Thanks, (Terry).

Operator:	Our next question comes from the line of (Fraser Phillips) from RBC Capital Markets. Please proceed.

(Fraser Phillips):	Thanks. Good morning. I had a question, in the press release, you refer to the Agreement or the Amendments to the Agreement, Support Agreement with Falconbridge and that under the circumstance where you had to make subsequent extensions, where if regulatory approval were — gotten sooner, you could actually accelerate the closing date. And my question is whether that is also the case under the June 30th extension?

Stuart Feiner:	We would have that same right to accelerate; that is correct.

(Fraser Phillips):	Thank you.

Scott Hand:	Thanks, (Fraser).

Operator:	Our next question comes from the line of (John Tumazos) from Prudential. Please proceed.

(John Tumazos):	Good morning, Scott.

Scott Hand:	Hi, (John).

(John Tumazos):	I don’t know how to word my question better so please bear with me and forgive me, I apologize in advance. Concerning the anti-trust approval, it would seem as though competition could be addressed on four plains — the mining of nickel, the smelting to nickel matte, the refining, as the nickel work proposal addresses, and then finally, specific forms of products such as plating, etc. And the mining would seem to be important as Norilsk and yourselves would emerge Inco/Falconbridge would each be a third of the market or so depending on ore grades or activity in a given year. But a stranglehold could be placed on the market at any one of the various phases.

And in that sense, your analysis of remedies and discussion seems a little bit superficial to me. Could you please explain why you don’t think the mining of nickel is an anti-trust concern?

Scott Hand:	Well, I don’t want to assume what views the two regulatory agencies will take. All I can tell you is that the remedy that we’ve looked at if required is one that creates a viable competitor to the new Inco and that is what the eight regulatory agencies would be looking at and want to be satisfied about.

But getting back to the mining of nickel, remember (John), there are a lot of people in this industry coming in and growing. This is a very dynamic industry. It’s going to continue to change. If you look at some of the big companies that are now far bigger than us, people like BHP in Australia, CVRD in Brazil, there are lots of people who are very well financed, who have got the deposits, who could come in and mine the nickel and compete with us.

So it is — I wouldn’t look at the industry as you see it today; it continues to change. And, therefore, the statistic you gave is an interesting one but it will be changing very quickly. It’s a very competitive industry.

(John Tumazos):	Even if it shrinks so that you and Norilsk are each a quarter of the market, assuming that BHP, CVRD, and many others, add a certain new capacity in several years, that’s still very formidable to have half of the market in two hands as opposed to — if we make the assumption of capacity expansion that would dilute you from two-thirds to one-half.

Scott Hand:	Yeah. I think you’ve got a high number in the third in the first place but I think that, once again, I come back to the fact that it’s a very dynamic, competitive market, as evidenced by the fact that the price of nickel is determined every day on the London Metal Exchange. I don’t know if Derek or Peter Goudie want to comment on that?

Derek Pannell:	I think the other thing, I can say this, there’s certainly no shortage of ore (bodies), it’s a question of bringing them on line. There’s a lot of nickel around the world if people want to come in and bring these ore (bodies) on line. And exactly, as Scott has said, that is already happening; we’re seeing CVRD enter into the market extremely well financed; BHP is growing quite appreciably, and the (Raven Swap); there are many people there in the market. So I think to suggest that there’s a potential (decline) in the nickel market, I think it’s unrealistic.

Scott Hand:	We haven’t even mentioned (John), the new project that will likely be sponsored by the Chinese in various places in the world. So it’s — this is a very competitive market.

Stuart Feiner:	And we have, (John), we, as you might expect, a good deal of information has been provided to both the Department of Justice and the European Commission on mining all the way down to — through refining. So that’s an area where a great deal of information has been provided to them as well.

(John Tumazos):	Thank you.

Scott Hand:	Thanks, (John).

Operator:	Our next question comes from the line of (Steve Kibsey) from (Lacase). Please proceed.

(Steve Kibsey):	Good morning. As we go through the process until June, how well will the two companies be managed to — will you continue to manage everything,

especially in the sub-(bare) area very independently or will this just give you more time to try to work on your synergy plans?

Scott Hand:	The two companies will remain independent and be managed independently. In — during this period, we have and we will look at integration in anticipation of a successful combination acquisition come, you know, late June, early July.

But both Derek and I have the responsibility to our shareholders to run the companies independently and to look very carefully as to — once the deal is done, to hit the ground running and to be well organized as the new Inco but also be well organized to achieve the synergies which are there and continue to be very compelling ones and add a lot of value to this transaction.

Is that helpful, (Steve)?

(Steve Kibsey):	Thank you. Thank you.

Operator:	Our next question comes from the line of (Eric Laumann) from Bear Stearns. Please proceed.

(Eric Laumann):	Hi, Scott. Two questions, one is on the superalloy market, do — should we really be thinking about that as a market that’s segmented into separate markets? In other words, DOJ may be looking at specific markets defined by what trace elements are in the nickel. And once you do it that way, it doesn’t really matter whether there’s competition across various suballoys.

The only issue is if for one particular application, there may only be two mines on earth, both of them — one being (unintelligible), the other one Inco to provide nickel pure enough for a certain application. If that’s the case, is that a concern that can’t be addressed or fixed by even selling the Nikkelverk?

Scott Hand:	Let me — (Eric), let me address that one first because this is a mess that keeps going around and I’ll try it one more time and Derek can help me or Peter Goudie can.

The mine has nothing to do with the nickel that’s ultimately produced by the refinery.

(Eric Laumann):	Right.

Scott Hand:	In other words, the refinery in — all refineries that we have or our competitors have are largely indifferent to the trace elements they get; through the refining process, they create a very pure nickel. It has nothing to do with the mine. And so when you look at the various refiners around the world who can make pure nickel to go into this area...

(Eric Laumann):	Uh-huh.

Scott Hand:	...it has nothing to do with the mines. I’ve heard this many times. I — don’t worry about that. (Derek), maybe you want to comment on that?

Derek Pannell:	Yeah. I’ll just say that we, on the Falconbridge side, we commingle very many ores and secondary feed materials that go into our refinery and other areas. So at any given time, there can be a whole multiple of different ores. And clearly, the input does not reflect generally the (OFO) or the quality of the output.

(Eric Laumann):	So what you’re saying is if for certain applications that for instance require that there not be, you know, any selenium or whatever, some other trace, any — or there are certainly a number of ore mines around the world who could refine that product and provide it on a competitive basis and it’s not the situation where the — you only can get it from one mine before you do the refinery.

Derek Pannell:	Right. It’s the function of the refining process and the plating process.

(Eric Laumann):	Doesn’t it become prohibitively expensive though to move some of these trace elements, you know, from competitive mines? So I mean if you’re sitting with a mine that has a certain characteristic of not having certain elements, aren’t you at a competitive advantage; do others have to take it out of the mine, take it out of the ore?

Derek Pannell:	If you had — and that’s sort of a hypothetical question — we don’t generally — in fact, we don’t keep ores separate, we commingle them. So even if we happen to have one ore that was perfectly pure, it gets put in with everything else anyway.

(Eric Laumann):	And last question, has the DOD gotten involved at all in the DOJ review? There were some (mystic) articles about supposedly defense people complaining. I just wanted to know if that had caused any issues?

Scott Hand:	(Derek), I don’t know whether they have or not; we’re not aware that they have.

(Eric Laumann):	Okay, very good.

Scott Hand:	Thanks.

(Eric Laumann):	Thank you.

Operator:	Our next question comes from the line of (Sumit Saigal) from Credit Suisse First Boston. Please proceed.

(Sumit Saigal):	Hi. Good morning. In the event that a remedy is required, could you outline how the Nikkelverk divestiture will address the superalloy and plating concern? Thanks.

Scott Hand:	Yeah. In the event a remedy is required, I continue to maintain we don’t think any remedy is required, but the way to address it is the best refinery would be an independent business operation with the supply contract, with the sales management, and with the ability to sell pure nickel for the superalloy business and for the plating industry in competition with the new income.

(Sumit Saigal):	What will it do to the market share though, the competitive concerns in those two industries? Will it be back to where it is today with the two companies independent?

Scott Hand:	It will be more or less where it is today.

(Sumit Saigal):	And are there accept — other buys acceptable to the regulators for this refinery and have you had any discussions with these buyers?

Scott Hand:	I think that that’s a confidential process that we have with both ourselves and Falconbridge and also with the regulators. I think that suffice it to say that we’re having sufficient discussions with them to have that be a viable remedy if it is required.

(Sumit Saigal):	Would it be fair to say that your legal advisors underestimated the issues of question here in terms of the number of extensions?

Scott Hand:	No, I wouldn’t say so. I’ll let the lawyers speak if they want. My view is that when we came into this, we had the hope that we could get it through more quickly and, therefore, we fashioned the time period consistent with our best knowledge at any given time when we started it and when we did the extensions.

Remember, that when we came into the Department of Justice process, we were hoping we would not have a second request. The odds — you can do the odds any way you want; we did have a second request and, therefore, that was an extension. So I think that when you look at it, we made the judgment along the way as to what was the reasonable time period to extend the offer consistent with what we knew at the DOJ and the European Commission.

(Sumit Saigal):	Thank you.

Operator:	Ladies and gentlemen, as a reminder, to register for a question, please press the 1, followed by the 4 on your telephone.

Our next question comes from the line of (Drew Figdor) from (Tiedman). Please proceed.

(Drew Figdor):	Yes. I wonder if you could just help me understand, you know, given you thought there was a remedy with Nikkelverk and how that would solve that, it seems like you’re giving, you know, (Xstrata) a fairly — a lot of help today to — if they get passed May 15, that saves them an awful lot of money.

I’m trying to just understand why you weren’t more proactive about giving up Nikkelverk and whatever supply arrangement was agreed to instead of waiting potentially four months to close the deal that you think is very helpful? So

I’m trying to understand the economics of why it was not in your interest to instead of fight for Nikkelverk and supply an agreement to close it?

Scott Hand:	As I’ve said before, the two agencies have to go through the process that they have to go through to understand the market before they can make a determination as to whether any remedy is required. We cannot push the two agencies faster than they wish to go. We have done about everything we can possibly do to move the process on as quickly as we can. And so I think that’s a very important point to understand.

The second one is I can’t speculate at all as to what (Xstrata) may or may not do. All I can say is our offer is one hell of an offer, it’s reflected in the marketplace as being one and it’s one that we’re going to stick with. There’s nobody that can bring on the synergies that we can and create the value for the shareholders of Inco and Falco and I’d say, and I’m sure Derek agrees, it’s worth waiting for.

But we have moved this along as well as we possibly can with the Department of Justice but they have to, and the European Commission, they have to make their own independent review and that requires them to understand the market before they can make any judgment as to whether it can proceed without a remedy, or if so, a remedy that we’ve suggested.

(Drew Figdor):	I guess my question is you thought you have the issues fairly identified and it would seem that you weren’t sure enough and the governments aren’t sure enough that if you had agreed to divest Nikkelverk with a Supply Agreement, there wouldn’t potentially be any issue because you would have resolved the only issue that was potentially out there.

And since they weren’t willing to accept that, I’m wondering how can you be confident of what you think the ultimate outcome is here and what their decision is or whether you know what the issues really are with them, if you could help me?

Scott Hand:	All I’ll say is it’s not correct to say that they’re not willing to accept it. I go back again that what they have to do and what they are doing I would say the Department of Justice is further along than the European Commission is; they really have to understand the market. They cannot make a determination as to whether this can proceed and be cleared without any remedy or make a judgment as to whether a remedy is required until they’ve done their job as I’ve outlined to you.

So, you know, to say — to suggest that the remedy isn’t acceptable is premature, it’s premature; they have to make that determination. And as I’ve said before, we may — we believe we understand the markets pretty well and I’m not suggesting that they won’t understand the markets pretty well, they will. But they’ve got to do the work to understand it and that’s what they’re doing.

(Drew Figdor):	Given your discussions with them, are you comfortable that you have a mutual understanding that they just need some more time to look at some — make some questions or do you think that they’re still addressing what the issue is?

Scott Hand:	They need more time to address those two questions, and as I’ve said in my remarks, there’s nothing that we’ve indicated — we heard that would give us any concern that this deal is not going to get done.

(Drew Figdor):	Thank you.

Operator:	Mr. Hand, there are no further questions at this time. I will turn the call back to you, sir.

Scott Hand:	Okay. Well, thank you very much for participating in the call. I repeat again, this is a great transaction. This is a transaction for ten years, 20 years, 30 years, 50 years. And my view is, and I know Derek shares it, if it takes another four months to get it done, it’s well worth it and that’s what we intend to do. We are fully committed to succeeding and bringing this home for the shareholders of Inco and Falconbridge. Thank you very much.

Derek Pannell:	Thank you.

Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines. Have a great day, everyone.
END
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005 and January 20, 2006, an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.